EXHIBIT 99.2 ASSET TRANSFER AGREEMENT THIS AGREEMENT is made on the day of 2025 AMONGST: (1) MAXEON SOLAR PTE. LTD. (Company Registration No. 202010491K), a company incorporated under the laws of Singapore and having its registered office at 51 Bras Basah Road, #07-01, Lazada One Building, Singapore 189554 ("MSPL"); (2) MAXEON AMERICAS, INC. (Company Registration No. 5687486), a company incorporated under the laws of the State of Delaware, USA and having its registered office at One North Market St., Suite 200, San Jose, CA 95113, USA ("MAUS"); (3) MAXEON SOLAR TECHNOLOGIES, LTD. (Company Registration No. 201934268H), a company incorporated under the laws of Singapore and having its registered office at 8 Marina Boulevard, #05-02, Marina Bay Financial Center, Singapore 018981 ("MSTL"); (4) SUNPOWER SYSTEMS SARL (Company Registration No. CHE 112 357 739), a company incorporated under the laws of Switzerland and having its registered office at 14 Route de Pré Bois, 1216 Cointrin, Switzerland ("SPSW" and together with MSPL, MAUS, and MSTL, the "Transferors" and each a "Transferor"); (5) SUNPOWER CORPORATION AUSTRALIA PTY LIMITED (Australian Company Registration No. ACN 009 066 380), a company incorporated under the laws of Australia and having its registered office at Suite 207/28 Riddell Parade, Elsternwick, Victoria, Australia 3185 ("SPAU"); (6) SUNPOWER ENERGY SOLUTIONS FRANCE SAS (Company Registration No. 344584818), a company incorporated under the laws of France and having its registered office at Parc D’Activite –12/14 Allee Du Levant Parc d’Activité, 69890 La Tour-De-Salvagny, France ("SPTN"); (7) MAXEON SOLAR PRODUCTS MEXICO S.DE R.L. DE C.V. (Company Registration No. (Federal Tax ID) MSP200710S25), a company incorporated under the laws of Mexico and having its registered office at C/O SunPower Corporation Mexico, Blvd. Lázaro Cárdenas No. 3101, Cambridge Industrial Park, Baja California, Mexicali, MX, Mexico ("SPMX" and together with SPAU and SPTN, the "Transferees" and each a "Transferee"); (8) LUMETECH B.V. (Company Registration No. 92031412), a company incorporated under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands and its place of business at Rhijnspoorplein 10, 1018 TX Amsterdam, the Netherlands ("Lumetech"); and (9) TCL SUNPOWER INTERNATIONAL PTE. LTD. (Company Registration No. 202338490W), a company incorporated under the laws of Singapore and having its registered office at 6 raffles quay, #14-02, singapore 048580 ("TCL Sunpower" and together with Lumetech, the "Purchasers"), (collectively, the "Parties" and each, a "Party"). WHEREAS: (A) MSTL, which shares are listed and quoted on the NASDAQ Global Select Market, is the ultimate parent company of the other Transferors and of the Transferees. (B) MSTL will be entering into a sale and purchase agreement ("SPA") with the Purchasers, pursuant to which the Purchasers will acquire, inter alia, the entire issued and paid-up capital of the Transferees ("Proposed Sale").

2 (C) The Transferors are, as applicable, the legal and beneficial owners of (i) the relevant assets and inventories described in Schedule 2 (together, the "Relevant Assets"), (ii) the contracts entered into by the relevant Transferor in Schedule 3 (the "Relevant Contracts"), and (iii) the accounts payable and other debts and amounts owing by the relevant Transferor as specified in the general ledger balance in Schedule 4 (the "Relevant Liabilities" and together with the Relevant Assets and the Relevant Contracts, the "Transferred Items"). (D) In addition, product warranties have been granted by MSPL and SPSW in respect of certain of the Transferred Items distributed outside of the United States, namely the product warranties granted in respect of SunPower-branded and, if the case might be, Maxeon-branded photovoltaic panel modules, Reserve home energy storage system and Drive charger products (the "Warranties"). (E) In connection with the Proposed Sale: (a) the Transferors have agreed to sell, assign and transfer, and the Transferees have agreed to purchase, acquire and assume, the Transferred Items with effect from the Effective Date (as hereinafter defined), in the manner and on the terms set out in this Agreement; (b) in connection with the foregoing sale, assignment and transfer of the Transferred Items, the Transferees have agreed to discharge in full all the obligations imposed upon the Transferors in the Warranties, including but without limitation servicing the warranty holders ("Warranty Holders" and each a "Warranty Holder") pursuant to the terms of the Warranties and be fully responsible for any warranty claims arising from or relating to the Warranties by the Warranty Holders ("Warranty Claims" and each a "Warranty Claim") with effect from the Completion Date (as hereinafter defined), in the manner and on the terms set out in this Agreement; and (c) SPTN agrees to indemnify MSTL and/or SPSW for any payment made and fees and/or expense incurred by MSTL and/or SPSW in relation to a settlement agreement dated 21 November 2024 entered into between MSTL, SPSW, SPTN and DHL Global Forwarding (France) SAS ("Settlement Agreement"), with effect from the earlier of the Completion Date or 31 March 2025, and in the manner and on the terms set out in this Agreement. NOW, THEREFORE in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree that: 1. SALE AND PURCHASE OF TRANSFERRED ITEMS 1.1 Subject to compliance with all applicable laws and regulations, the Transferors agree to transfer, assign, novate or otherwise dispose of its right, title and interest in: (a) the applicable Relevant Contracts and the Relevant Assets; and (b) the applicable Relevant Liabilities, to the Transferees in the manner set out in Schedule 1 as at the Effective Date (as hereinafter defined). 1.2 The Relevant Assets shall be transferred by the Transferors to the Transferees free from any and all claim, equity, security interest (including any mortgage, charge, pledge, lien, hypothecation or power of sale), right to restrict dealings (including any trust or reservation of title) or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing ("Encumbrances"), together with all rights and advantages attached to the Relevant Assets.

3 1.3 Subject to compliance with all applicable laws and regulations, title and risk in respect of the Transferred Items being sold and purchased hereunder shall pass to the relevant Transferee on the Effective Date ("Effective Date"), with such Effective Date in respect of each category of the Transferred Items shall be as follows: (a) in the case of any Relevant Contracts which require consent from third parties in order to novate such Relevant Contracts, the later of (i) the Completion Date, and (ii) such date falling three (3) Business Days after the date of receipt of such consent in respect of the novation of the applicable Relevant Contract; (b) in the case of the Relevant Assets marked as "IT Assets" in Schedule 2, 31 December 2024; (c) in the case of (i) any other Relevant Contracts which do not require consent from third parties in order to novate such Relevant Contracts, (ii) any other Relevant Assets which are not marked as "IT Assets" in Schedule 2 and (iii) the Relevant Liabilities, the Completion Date. 1.4 In the event that within a period of 12 months commencing on the Completion Date, the Transferors or the Transferees become aware of any Transferred Items and any associated liability has not been transferred in accordance with the novation agreement to be entered into in respect of the Relevant Contracts to be novated ("Novation Agreement") or this Agreement, the Parties shall use commercially reasonable efforts to enable the Transferees to receive rights, benefits and title with respect to such Transferred Items and to this end, will exercise, and shall procure the exercise of, all rights available to it to transfer such Transferred Items to the Transferees or its Affiliates (as defined in the SPA). In the event that the Transferors perform any of the payment obligations referred to in the Transferred Items that have not been transferred in accordance with the Novation Agreement or this Agreement, or incurs any liabilities related thereto, the Transferees shall reimburse the Transferors for the corresponding amount(s) paid by the Transferors which shall not be borne by the Transferors as consideration for the rights and benefits received by the Transferees for such Transferred Items, within 60 days from the date that payment was made by the Transferors. In the event that any Transferred Item has not been transferred in accordance with this Clause 1.4 within a period of 12 months commencing on the Completion Date, MSTL and the Purchasers shall enter into good faith discussions to determine an appropriate course of action with respect to such Transferred Item. Any agreement reached as a result of the good faith discussions shall be documented in writing and signed by the authorised representatives of MSTL and the Purchasers. 1.5 In connection with the sale, assignment and transfer of the Transferred Items, the Parties hereby agree that each of the Transferees shall discharge in full all the obligations and liabilities imposed upon the Transferors in the Warranties, including but without limitation, servicing the Warranty Holders pursuant to the terms of the Warranties and being responsible for any Warranty Claim by the Warranty Holders, with effect from the date of completion of the SPA ("Completion Date"). In respect thereto, it is hereby agreed that: (a) there shall be no recourse to the Transferors in relation to the Warranties with effect from 1 September 2024. (b) the Transferees shall be fully responsible and liable for any payment(s) and/or settlement of any Warranty Claim with effect from the Completion Date, notwithstanding that a Warranty Claim may have been submitted, lodged or otherwise notified by a Warranty Holder to the Transferor(s) or Transferee(s), prior to the Completion Date; and (c) In the event where: (i) Warranty Claims have been paid and/or settled by the Transferors between 1 September 2024 and the Completion Date ("Pre-Completion Warranties Settlement"); or

4 (ii) any Transferee does not for any reason make payment and/or effect settlement of any Warranty Claim(s) following the Completion Date, and such Transferee has notified the relevant Transferor in writing within 10 Business Days after being made known of the Warranty Claim(s) that it does not intend to make payment and/or effect settlement of, and the relevant Transferor elects to pay and/or settle such Warranty Claim(s) on behalf of such Transferee ("Post-Completion Warranties Settlement"), Lumetech agrees that it shall indemnify and fully reimburse the relevant Transferor or at its election, MSTL, any such costs, fees and/or expenses incurred and/or made by the relevant Transferor in respect of the Pre-Completion Warranties Settlement and the Post-Completion Warranties Settlement pertaining to any Warranty Claims in the Europe, the Middle East, and Africa regions ("EMEA Warranty Claims"), and TCL Sunpower agrees that it shall indemnify and fully reimburse the relevant Transferor or at its election, MSTL, any such costs, fees and/or expenses incurred and/or made by the relevant Transferor in respect of the Pre-Completion Warranties Settlement and the Post-Completion Warranties Settlement pertaining to any Warranty Claims in the Asia–Pacific or Latin America regions ("APAC & LATAM Warranty Claims"). The reimbursement under this Clause shall be made no later than 10 Business Days following a written notification by the relevant Transferor to Lumetech (with respect to the Pre- Completion Warranties Settlement or the Post-Completion Warranties Settlement pertaining to EMEA Warranty Claims) or to TCL Sunpower (with respect to the Pre-Completion Warranties Settlement or the Post-Completion Warranties Settlement pertaining to APAC & LATAM Warranty Claims), as the case may be. 1.6 In respect of Settlement Agreement, SPTN hereby agrees that it shall fully reimburse and indemnify MSTL and/or SPSW for and against any payments made and any fees and/or expenses incurred by MSTL and/or SPSW in relation to the Settlement Sum (as defined in the Settlement Agreement) in respect of the Settlement Agreement, with effect from the earlier of the Completion Date or 31 March 2025. Such reimbursement and/or any payment to be made by SPTN to MSTL and/or SPSW shall be made no later than 10 Business Days following a written notification by MSTL and/or SPSW to SPTN with respect to the Settlement Sum paid by MSTL and/or SPSW in respect of the Settlement Agreement. 1.7. On the Effective Date, and subject to Clause 1.4 hereof, the Transferors shall deliver or procure the delivery to the relevant Transferee, or make reasonably available to the relevant Transferee: (a) physical possession of the Relevant Assets, with the intent that title in the Relevant Assets shall pass by and upon such delivery free from any and all Encumbrances, together with the relevant documents of title and such documents as the relevant Transferee may reasonably require to complete the sale and purchase and as applicable, transfer, of the Relevant Assets; (b) the Relevant Contracts, (unless the Novation Agreement is not duly signed by the Effective Date) together with the corresponding Novation Agreements; and (c) in the case of any other Relevant Assets, Relevant Contracts, Relevant Liabilities and any other rights, obligations and liabilities required to be transferred pursuant to this Agreement, such documents as the relevant Transferee may reasonably require under the applicable laws and regulations to complete the sale and purchase and as applicable, transfer, of the same. 1.8. Unless otherwise provided herein, each Party to this Agreement acknowledges and agrees that the Transferred Items are being sold and purchased on an 'as is where is' basis and that no Transferee is relying on any representation, warranty or covenant in respect of any Transferred Item. Accordingly, to the maximum extent permitted by law, no Transferor will have any liability whatsoever to any Transferee (whether in tort (including negligence), contract, equity or under statute) in respect of any claim, action, suit, cause or any other proceeding in respect of any of the Transferred Items, except for a breach of an express term of this Agreement or in cases of fraud or wilful misconduct of the Transferor.

5 2. CONSIDERATION 2.1. The aggregate amount payable by the Transferee to the relevant Transferor for the transfer of the relevant Transferred Items is set out in Schedule 1 ("Consideration"). 2.2. It is hereby agreed between each Transferee and the relevant Transferor that the Consideration shall be satisfied by payment to MSTL (as nominee of each of MSPL, MAUS and SPSW) at the Completion Date. 2.3. (a) The Consideration payable by the Transferees under this Agreement is exclusive of value added tax ("VAT") or goods and services tax ("GST"), as the Parties consider the transfer of the Transferred Items to qualify as Transfer of Going Concern and thus out of the scope of VAT and GST. Should the transfer of all or some of the Transferred Items under this Agreement finally result in a taxable supply based on the applicable VAT and/or GST laws and regulations, the Parties agree that any VAT and/or GST chargeable on the Consideration based on valid tax invoice issued by the relevant Transferor shall be borne by the relevant Transferor and relevant Transferee on an equal basis, unless applicable laws specify or designate otherwise. (b) If any tax authority, at any time, informs a Transferor in writing that it has determined that VAT and/or GST was due on the sale of all or some of the Transferred Items under this Agreement or if the Transferor assesses that VAT and/or GST should have been charged on the transfer of any Transferred Item, the relevant Transferor shall promptly deliver to the relevant Transferee a proper tax invoice supporting the VAT and/or GST liability, and the relevant Transferee shall within 30 Business Days of the receipt of such tax invoice pay to the relevant Transferor such amount determined by the tax authority or assessed by the relevant Transferor to be due in accordance with Clause 2.3(a) above. 3. GENERAL 3.1. Save as expressly provided in this Agreement, the respective rights and obligations of the Parties hereunder shall not be assignable or transferable. 3.2. If any provision of this Agreement or part thereof is rendered void, illegal or unenforceable by any legislation to which it is subject, it shall be rendered void, illegal or unenforceable to that extent and no further. 3.3. This Agreement and the agreements referred to herein embodies all the terms and conditions agreed upon between the Parties hereto as to the subject matter of this Agreement and supersedes and cancels in all respects all previous agreements and undertakings, amongst the Parties hereto with respect to the subject matter hereof whether such be written or oral. 3.4. No amendment or variation of this Agreement shall be effective unless made in writing and signed by and on behalf of each Party. 3.5. Nothing in this Agreement is intended to grant to any third party any right to enforce any term of this Agreement or to confer on any third party any benefits under this Agreement for the purposes of the Contracts (Rights of Third Parties) Act 2001 of Singapore and any re-enactment thereof, the application of which is hereby expressly excluded. 3.6. This Agreement may be signed by any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this Agreement by signing any such counterpart and each counterpart may be signed and executed by the Parties hereto and transmitted by facsimile or electronic transmission and shall be as valid and effective as if executed as an original. 3.7. This Agreement shall be governed by and construed in accordance with the laws of Singapore.

6 3.8. Any dispute arising out of or in connection with this Agreement, including any question as to the existence or validity of this Agreement shall be referred to and finally resolved by arbitration pursuant to the rules of the Singapore International Arbitration Centre ("SIAC Rules") for the time being in force. The SIAC Rules are deemed to be incorporated by reference in this Clause. The seat of arbitration shall be Singapore and the arbitration shall be conducted in the English language. The arbitral tribunal shall consist of one (1) arbitrator which shall be appointed by the President of the Court of Arbitration of the Singapore International Arbitration Centre. The arbitral award made and granted by the arbitral tribunal shall be final, binding and incontestable, and may be enforced by the Party against the assets of the other Parties wherever those assets are located or may be found and may be used as a basis for judgement thereon in Singapore or elsewhere. (Remainder of page intentionally left blank)

EXHIBIT 99.2 SCHEDULE 1 DETAILS OF TRANSFER [*****]

8 SCHEDULE 2 RELEVANT ASSETS [*****]

9 SCHEDULE 3 RELEVANT CONTRACTS [*****]

10 SCHEDULE 4 RELEVANT LIABILITIES [*****]

11 IN WITNESS WHEREOF this Agreement has been entered into by the Parties on the date stated at the beginning. THE TRANSFERORS SIGNED by Name Designation Signature for and on behalf of MAXEON SOLAR PTE. LTD. SIGNED by Name Designation Signature for and on behalf of MAXEON AMERICAS, INC. SIGNED by Name Designation Signature for and on behalf of MAXEON SOLAR TECHNOLOGIES, LTD.

12 SIGNED by Name Designation Signature for and on behalf of SUNPOWER SYSTEMS SARL THE TRANSFEREES Executed by SunPower Corporation Australia Pty Limited in accordance with section 127 of the Corporations Act 2001 (Cth), Australia: Signature of director Signature of company secretary/director Full name of above signatory Full name of above signatory SIGNED by Name Designation Signature for and on behalf of SUNPOWER ENERGY SOLUTIONS FRANCE SAS

13 SIGNED by Name Designation Signature for and on behalf of MAXEON SOLAR PRODUCTS MEXICO S.DE R.L. DE C.V. PURCHASERS SIGNED by Name Designation Signature for and on behalf of LUMETECH B.V. SIGNED by Name Designation Signature for and on behalf of TCL SUNPOWER INTERNATIONAL PTE. LTD.